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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-21409~~

8-21409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Advest, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 State House Square
(No. and Street)

Hartford	**Connecticut**	**06103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason H. Diamond **(860) 509-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2006 WASH, D.C. 209

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

6/28/06

AFFIRMATION

I, Jason Diamond, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition and supplemental schedules pertaining to Advest, Inc. (the "Company"), as of December 31, 2005 are true and correct, and such statement of financial condition and supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — February 28, 2006
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 28th day of February 2006

Notary Public

JANINA M. CHLUS
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2006

ADVEST, INC.
(S.E.C. I.D. No. 8-821409)

STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.
and Regulation 1.10(g) under the Commodity Exchange Act
as a PUBLIC DOCUMENT

ADVEST, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Advest, Inc.
Hartford, CT

We have audited the accompanying statement of financial condition of Advest, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Advest, Inc., at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules g, h and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte & Touche LLP

February 28, 2006

ADVEST, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS	
CASH AND CASH EQUIVALENTS	$ 70,792,113
CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES	1,200,000
SECURITIES INVENTORY, AT MARKET VALUE, HELD AT CLEARING BROKER	33,684,269
RECEIVABLE FROM CLEARING BROKER	45,177,284
LOANS AND OTHER RECEIVABLES	72,688,123
EQUIPMENT AND LEASEHOLD IMPROVEMENTS—NET	9,649,048
GOODWILL AND OTHER INTANGIBLE ASSETS	156,650,866
DEFERRED TAX ASSET	111,540,000
OTHER ASSETS	17,445,171
TOTAL	$ 518,826,874
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Securities sold, not yet purchased, at market value	$ 4,022,908
Accrued compensation and benefits	58,296,767
Drafts payable	3,886,919
Accounts payable and other accrued expenses	26,668,063
Total liabilities	92,874,657
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 10)	
SUBORDINATED BORROWING	10,000,000
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par—authorized 1,000, issued and outstanding 1,000	1,000
Additional paid-in capital	408,025,340
Retained earnings	12,132,217
Accumulated other comprehensive income (loss), net	(4,206,340)
Total stockholder's equity	415,952,217
TOTAL	$ 518,826,874

See notes to statement of financial condition.

ADVEST, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

1. ORGANIZATION AND BUSINESS PURPOSE

Advest, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides securities brokerage, trading, investment banking and asset management services to retail and institutional investors. The Company is a wholly owned subsidiary of Advest Group, Inc. ("AGI").

On September 13, 2005, Merrill Lynch Pierce Fenner & Smith, Inc. ("MLPF&S"), a wholly owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"), agreed to acquire 100% of the outstanding stock of AGI from AXA Financial Inc. ("AXA"). Total consideration for the acquisition was $451 million. The acquisition closed on December 2, 2005 and from that date AGI was a wholly owned subsidiary of MLPF&S. Prior to that date, AGI was a wholly owned subsidiary of AXA.

The Company introduces all of its customer transactions, which are not reflected in this statement of financial condition, to First Clearing, LLC ("FCC"), which executes, clears, and carries such transactions on a "fully disclosed" basis. The Company's proprietary transactions are also executed and cleared through the clearing broker. MLPF&S expects that all customer accounts of the Company will be converted onto the MLPF&S clearing system by the end of March 2006. Concurrent with this conversion, all customers of the Company will become customers of MLPF&S.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The Statement of Financial Condition of the Company is presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices. The acquisition of AGI by MLPF&S was accounted for under the purchase method of accounting for business combinations. Under the purchase method of accounting, the cost to acquire AGI was allocated to its underlying net assets based on their estimated fair values at the date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired are recorded as goodwill. Goodwill and any valuation adjustments to assets and liabilities as a result of the acquisition were recorded by MLPF&S and not reflected in the historical Statement of Financial Condition of the Company. Accordingly, the Statement of Financial Condition of the Company as of December 31, 2005, has been presented on a historical basis and includes previously recorded goodwill and other intangibles.

Use of Estimates and Fair Values—In presenting the Statement of Financial Condition, management makes estimates regarding certain securities inventory valuations, the carrying value of goodwill and intangible assets, the outcome of litigation, the realization of deferred tax assets, allowance for uncollectible loans, and other matters that affect the reported amounts and disclosure of contingencies in the Statement of Financial Condition. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates and could have a material impact to the Statement of Financial Condition. It is possible that such changes could occur in the near term.

Fair values of financial instruments generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced

liquidation. Where current exchange prices are not available, other valuation techniques are used, such as discounting the expected future cash flows. The methods and assumptions used to estimate fair value for certain financial instruments follows. The fair value of other financial assets and liabilities are considered to approximate the carrying value due to the short-term and interest-bearing nature of the financial instruments.

Securities Inventory and Securities Sold, Not Yet Purchased—Fair values of trading securities are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities, adjusted for differences between the quoted instrument and the instrument being valued or alternatively, fair value is based upon pricing models or management's estimate of amounts to be realized on settlement assuming an orderly disposition, over a reasonable period of time.

Borrowings—Management estimates that the fair value of the subordinated borrowing approximates the carrying value. This estimate was based on a discounting of expected interest and principal distributions at the market rate of similar recently issued securities.

Legal and Other Reserves—The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate amount of that liability until years after the litigation has been commenced, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel.

Impairment of Goodwill— Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*, requires the Company to make certain subjective and complex judgments, including assumptions and estimates used, to determine the fair value of goodwill. The estimates used are based on historical experience, current knowledge, and available external information about future trends.

Balance Sheet Captions—The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days or less, other than those used for trading purposes.

Cash and Securities Segregated For Regulatory Purposes—Cash and securities segregated for regulatory purposes include cash and securities segregated in compliance with federal and other regulations and represent funds deposited for customers and funds accruing to customers as a result of trades or contracts. The Company maintains separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission ("SEC") Rule 15c3-3, as determined by periodic computations. The rule allows the Company to maintain the required amounts in cash or qualified securities.

Securities Inventory, Held at Clearing Broker, and Securities Sold, Not Yet Purchased— Securities inventory and securities sold, not yet purchased, are recorded on a trade date basis at market value. Securities inventory consists of trading account securities which are generally held for resale within a relatively short time frame. Securities sold, not yet purchased represent an obligation of the Company to

acquire the securities at prevailing market prices in the future. The Company uses closing exchange prices or dealer quotes in active markets to value securities owned, and securities sold, but not yet purchased.

Under SFAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. As all of the Company's securities are deposited with a clearing broker, and able to be pledged, they have been classified as held at clearing broker.

Loans and Other Receivables—The Company has notes receivable from employees which are recorded at face value in loans and other receivables, less any reserve for uncollectible amounts. These loans are interest bearing and the interest receivable related to these loans is included in this balance. All loans are due on demand in the event the employee leaves the Company.

The Company has also recorded forgivable loans which are forgiven over a service period from the initial date of the loan. In the event the employee leaves the Company, the loans become due on demand.

Other receivables primarily includes customer receivables, receivables from fees, income taxes and intercompany receivables.

Equipment and Leasehold Improvements—Equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation of equipment is calculated using the straight-line method and is based upon the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. At December 31, 2005, accumulated depreciation and amortization was $33,742,434.

Certain costs associated with the purchase and internal development of computer software are capitalized as equipment and amortized using the straight-line method based upon their estimated useful lives. Included in equipment and leasehold improvements at December 31, 2005, is $965,027 of costs, net related to computer software used to meet the needs of the Company. At December 31, 2005, accumulated amortization was $2,050,623.

Goodwill and Other Intangible Assets—The excess cost over the fair value of net assets of acquired companies is recorded as goodwill, in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") 142, "*Goodwill and Other Intangible Assets*." Goodwill was recorded when AGI was acquired by MONY Group, Inc. ("MONY") and the purchase accounting adjustments were pushed down to the Company. No adjustments to this goodwill balance have been recorded as the result of subsequent acquisitions of MONY by AXA and AGI by MLPF&S because the purchase accounting adjustments for these transactions were not pushed down to the Company. SFAS 142 requires goodwill to be evaluated for impairment at least annually, and written down through earnings when impaired. The Company's annual evaluation of its goodwill during 2005 resulted in no impairment loss.

An intangible asset for the value of the Company's distribution system was recorded when the Company was acquired by MONY. No adjustments to this intangible asset have been recorded as the result of the subsequent acquisition of MONY by AXA and AGI by MLPF&S because the purchase accounting adjustments for these transactions were pushed down to the Company. In accordance with SFAS 142, this asset is being amortized over 15 years using a systematic method.

Other Assets—Other Assets consists primarily of prepaid expenses and other deferred charges, capitalized software and the cash surrender value of certain life insurance policies.

Accrued Compensation and Benefits—Accrued compensation and benefits primarily consists of financial advisor compensation, incentive and deferred compensation payables.

Income Taxes—The results of operations of the Company for January 1, 2005, through December 1, 2005, are included in the consolidated U.S. Federal income tax return, and certain combined and unitary state tax returns of AXA. The results of operations of the Company for the period December 2, 2005, thru December 31, 2005, are included in the consolidated U.S. Federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate. The Parent regularly assesses the likelihood of additional assessments in each of the tax jurisdictions in which it is subject to tax. In appropriate cases, tax reserves have been established which are adjusted when there is more information available or when an event occurs requiring a change to the reserves. The reassessment of tax reserves could have a material impact on the Company's effective tax rate.

The Company provides for income taxes on all transactions that have been recognized in the Financial Statement in accordance with SFAS No. 109, *Accounting for Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See Note 9 for additional information.

3. RELATED PARTY TRANSACTIONS

The Company makes payments on behalf of AGI and subsidiaries of AGI. These payments are settled through intercompany accounts, which are included in loans and other receivables and accounts payable and other accrued expenses on the Statement of Financial Condition. At December 31, 2005, the Company had recorded approximately $29 million in intercompany receivables, of which approximately $3.9 million related to these transactions. In addition the Company had recorded approximately $1 million in intercompany payables related to these transactions.

AXA, formerly a related party, charged the Company for certain shared services during 2005. In addition, AXA made certain payments on behalf of the Company. These charges and payments were settled, net through an intercompany account. Subsequent to the December 2, 2005 acquisition of the Company by MLPF&S, AXA continued to provide certain services to the Company. At December 31, 2005, the Company had a net payable balance of $1,302,879 related to these services, which is included in accounts payable and other accrued expenses in the Statement of Financial Condition.

MLPF&S has charged the Company for certain benefit plan expenses related to employees of the Company. In addition, MLPF&S has charged the Company certain employee retention expenses related to the acquisition of AGI by MLPF&S. At December 31, 2005, the Company had a balance payable to MLPF&S of $2,587,595, primarily related to these employee compensation expenses. This balance is included in accounts payable and other accrued expenses.

4. FINANCIAL INSTRUMENTS

As of December 31, 2005, the Company's securities inventory consisted of the following, at market value:

	Securities Inventory	Securities Sold Not Yet Purchased
Corporate obligations	$ 517,336	$ 1,410,421
State and municipal obligations	29,825,224	424,762
US government and agency obligations	1,642,181	2,013,077
Mortgage-backed securities	6,362	-
Equities	1,693,166	174,648
	$ 33,684,269	$ 4,022,908

The Company sometimes uses financial futures contracts and options on financial futures to manage the risks associated with its state and municipal, corporate obligations and mortgage-backed securities trading inventories. These are considered off-balance-sheet instruments because their notional amounts are not recorded on the Statement of Financial Condition. The fair values of the Company's futures contracts are based on quoted exchange prices.

The Company's average fair value of short futures contracts (notional amount) during the year ended December 31, 2005, was $9,379,928. There were no open contracts at December 31, 2005.

The Company is exposed to off balance sheet risk related to securities sold, not yet purchased and financial futures sold. These transactions obligate the Company to repurchase such securities and futures at prevailing market prices in the future. These obligations are recorded in the Statement of Financial Condition at the market values at December 31, 2005, and the Company will incur a loss if the market value of the securities or futures increases.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Credit Spread Risk—Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality, e.g., the additional yield that a debt instrument issued by a

AA-rated entity must produce over a risk-free alternative (e.g., U.S. Treasury instrument). Certain instruments are used by the Company to manage this type of risk. Hedging in kind with offsetting positions in the same underlying security can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Credit Risk* section.

Credit Risk—The Company is exposed to the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the *Market Risk* section.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk—The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2005, the Company's most significant concentration of net credit risk was with Institutional Mortgage Banker Clients. The Company is exposed to counterparty credit risk on open and unsettled US Government agency mortgage backed transactions, executed with or on behalf of institutional clients. The potential loss on these transactions is the difference between the contracted price and the settlement price on the open market in the event the counterparty does not fulfill their obligation. All open commitments at December 31, 2005, that were subsequently settled had no material effect on the Statement of Financial Condition. At December 31, 2005, the Company had open and unsettled mortgage backed transactions with an aggregate notional value of $544.5 million.

5. RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker primarily represents net commissions, interest and trading profits receivable, clearing fees and borrowings to finance securities inventories. At times during the year, the balance with the clearing broker can be a net payable. The carrying value approximates the fair value as the balance is short-term.

6. SUBORDINATED BORROWING

At December 31, 2005, the Company had a $10,000,000 subordinated borrowing outstanding from AGI. Under terms of this agreement, the principal is due December 31, 2006, unless accelerated at AGI's option, with interest payments due semi-annually in June and December. The borrowing bears interest at 8% per annum and is subordinated to the claims of general creditors. The borrowing has been approved by the New York Stock Exchange ("NYSE") and is available to the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such loan is required for the Company's compliance with minimum net capital requirements, it may not be repaid.

7. EMPLOYEE COMPENSATION AND BENEFIT PLANS

Advest Thrift Plan—Until December 2, 2005, AGI maintained The Advest Thrift Plan (the "Thrift Plan") which was a qualified 401(k) plan. All employees who were scheduled to work at least 20 hours per week and were not classified as temporary employees were eligible to participate beginning on the first day of the month following their commencement of employment. However, an employee would be eligible to receive Company contributions only after having completed one year of service. For the calendar 2005 plan year the Company made a contribution of 100% of participants' contributions to the Plan, up to 2% of compensation, and an additional contribution equal to 1.5% of compensation. Immediately prior to the acquisition of the Company by MLPF&S as discussed in Note 1, the Thrift Plan was terminated.

Defined Benefit Plans—The Company's Account Executive Nonqualified Defined Benefit Plan (the "AE Defined Benefit Plan"), effective October 1, 1992, as amended and restated, offers certain high-performing financial advisors retirement benefits based upon a formula reflecting their years of service, the gross commissions they generate and Company contributions to their Thrift Plan 401(k) accounts. During fiscal 2002, the Company further amended the AE Defined Benefit Plan to permit commencement of benefits at age 50 under certain circumstances, and to alter the formula under which the benefits of certain participants are calculated. In 2005, the AE Defined Benefit Plan was amended to freeze the accrued benefit as of September 30, 2005 and to accelerate the payout, as a lump sum, of the accrued benefit for all participants.

AGI's Executive Nonqualified Post-Employment Income Plan (the "Executive Defined Benefit Plan"), effective October 1, 1993, as amended, provides certain senior executives with income for 10 years after retirement equal to a percentage of their final average earnings based upon a formula reflecting years of service, assumed social security benefits and AGI contributions to certain other benefit plans on the executive's behalf. In 2006, the Executive Defined Benefit Plan was amended to freeze the accrued benefit as of October 31, 2005.

Although the AE Defined Benefit Plan and the Executive Defined Benefit Plan are considered to be "unfunded", assets have been set aside in revocable trusts for each to fund future payments. These trusts are available to general creditors of the Company in the event of liquidation. The fair value of these trusts, which are included in securities inventory and other assets at December 31, 2005, was $14,599,430 which was less than the projected benefit obligation by $16,500,561.

The following table sets forth the status of the AE Defined Benefit Plan and Executive Defined Benefit Plan as well as amounts recognized in the Company's financial statement at December 31, 2005, based upon a September 30, 2005, measurement date:

Change in benefit obligations	
Benefit obligation—beginning of year	$ 31,384,189
Service cost	1,037,452
Interest cost	1,724,393
Curtailment	(355,862)
Actuarial gain	(263,246)
Benefits paid	(2,426,935)
Benefit obligation—end of year	$ 31,099,991
Reconciliation of funded status	
Funded status	$ (31,099,991)
Unrecognized actuarial loss	6,895,639
Fourth quarter contribution	244,245
Accrued benefit cost	$ (23,960,107)
Amounts recognized in the Statement of Financial Condition	
Accrued benefit liability	$ (30,855,746)
Accumulated other comprehensive income	6,895,639
Accrued benefit cost	$ (23,960,107)
Expected future benefit payments	
For the year ending December 31,	
2006	$ 4,699,000
2007	$ 27,350,000
2008	$ 298,000
2009	$ 305,000
2010	$ 305,000
Subsequent five years	$ 1,254,000
Additional information	
Accumulated benefit obligation	$ 31,099,991
Estimated 2006 contribution	$ 4,699,000

The following table provides the assumptions used in determining the projected benefit obligation for the plans for the year ended December 31, 2005:

Forfeiture rate	2.00%
Weighted-average discount rate	
AE Defined Benefit Plan	4.85%
Executive Defined Benefit Plan	5.25%

Effective January 1, 2003, the Company adopted a Financial Adviser Nonqualified Deferred Compensation Plan. This plan awards additional compensation on a deferred basis to financial advisors of the Company who achieve specified performance levels. This compensation vests at the end of the fifth year following the year for which the award is made and is subject to forfeiture if the financial adviser's employment terminates under certain circumstances prior to vesting.

8. REGULATORY REQUIREMENTS

The Company is subject to the net capital rule adopted and administered by the NYSE and the SEC. The Company has elected to compute its net capital under the alternative method of the rule. Based upon this computation, the Company is required to maintain minimum net capital equal to $250,000. As of December 31, 2005, the Company's regulatory net capital of $65,548,121exceeded required net capital by $65,298,121.

The Company maintains separate accounts for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, as determined by periodic computations. The rule allows the Company to maintain the required amounts in cash or qualified securities.

As a result of the outsourcing of clearing operations in 2002, the Company no longer executes or clears customer trades, or maintains customer accounts. Certain customer balances do still remain. The asset and liability balances related to the run-off of these accounts are included in receivable from clearing broker and accounts payable and other accrued expenses, respectively, on the Statement of Financial Condition.

9. INCOME TAXES

The Company settles both current and deferred taxes with AGI through its intercompany account on a current basis. Aggregate deferred tax assets, included in the Company's intercompany receivable account at December 31, 2005, are approximately $5 million. These deferred tax assets are primarily due to timing differences related to deferred compensation and net operating loss carryforwards. The Company's net operating loss carryforwards expire in 2025.

In addition, goodwill and any valuation adjustments to assets and liabilities as a result of the acquisition were recorded by MLPF&S. However for U.S. Federal income tax purposes a section 338(h)(10) election was made in connection with the purchase of the Company by MLPF&S. As such, the Company has recognized a deferred tax asset of approximately $111.5 million for the timing difference related to the goodwill established for tax purposes related to such acquisition. This amount is included in other assets on the Statement of Financial Condition.

10. COMMITMENTS AND CONTINGENT LIABILITIES

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a diversified financial services institution. The general decline of equity securities prices between 2000 and 2003 resulted in increased legal actions against many firms, including the Company.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved in investigations and/or proceedings by governmental and self-regulatory agencies. The number of these investigations has also increased in recent years with regard to many firms, including the Company.

The Company believes it has strong defenses to, and where appropriate, will vigorously contest, many of these matters. Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines, or other relief. The Company may explore potential settlements before a case is taken through trial because of the uncertainty and risks inherent in the litigation process. In accordance with SFAS No. 5, Accounting for Contingencies, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company as set forth in the Statement of Financial Condition but may be material to the Company's operating results or cash flows for any particular period.

Leases—The Company conducts all of its operations from leased premises, and leases data processing and communication equipment under noncancelable operating leases primarily varying from one to ten years, with certain renewal options for similar terms. Minimum rentals based upon the original terms (excluding taxes, insurance and maintenance expenses, which also are obligations) at December 31, 2005 are:

As of December 31,	
2006	$ 10,256,278
2007	8,313,865
2008	7,079,232
2009	5,241,217
2010	4,194,996
Thereafter through 2015	3,676,287
	$ 38,761,875

Underwriting Commitments—In the normal course of business, the Company enters into underwriting commitments. All open underwriting commitments at December 31, 2005, that were subsequently settled had no material effect on the Statement of Financial Condition as of that date.

Agreement with Clearing Broker—Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customers/counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the customers/counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers/counterparties with which it conducts business.

In connection with the clearing agreement, the Company is required to maintain with the clearing broker at all times a minimum of $25 million in cash or net securities, as defined by the clearing agreement.

Loan Commitments—The Company has contractual obligations to provide approximately $1.7 million in loans between 2006 and 2010 to certain Financial Advisors (FAs) if these FAs meet certain individual targets. In addition, the Company has contractual obligations to provide additional loans to certain FAs, in an amount that cannot be currently estimated, if these FAs meet certain individual targets.

* * * * * *

ADVEST, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

STOCKHOLDER'S EQUITY	$ 415,952,218
ADD—liabilities subordinated to claims of general creditors allowable in computation of net capital	10,000,000
Total capital and allowable subordinated liabilities	425,952,218
LESS—total non-allowable assets	358,200,504
OTHER DEDUCTIONS AND/OR CHARGES	211,925
Total deductions and/or charges	358,412,429
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	67,539,789
LESS—haircuts on securities positions	1,991,668
NET CAPITAL	$ 65,548,121
MINIMUM NET CAPITAL REQUIRED	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIRED	$ 65,298,121

Note: The differences between this computation of net capital and the corresponding calculation, prepared by the Company and included in the Company's unaudited Part II FOCUS Report filed by the Company on January 26, 2006, are as follows:

Excess net capital as reported by the Company	$ 66,600,730
Less—audit adjustments (compensation and tax adjustments resulting in a reduction to net loss, an increase in non-allowable assets and an increase in shareholder's equity)	1,302,609
Excess net capital as shown above	$ 65,298,121

ADVEST, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	572,655
Monies borrowed, collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		-
Market value of short security count differences over 30 calendar days old		-
Market value of short securities and credits in all suspense accounts over 30 calendar days		16,846
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		-
Total credit items	$	589,501
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts		-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Total aggregate debit items		-
Less—3% of total aggregate debit items (for alternative method only)		-
Total 15c3-3 debit items		-
Excess of total 15c3-3 credit items over total debit items		589,501
Amount on deposit in "Reserve Bank Accounts" on December 31, 2005		1,200,000

Note: There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS Report filed by the Company on January 26, 2006.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2006

Advest, Inc.
90 State House Square
Hartford, CT 06103

In planning and performing our audit of the statement of financial condition of Advest Inc., (the "Company") as of and for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Comission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP